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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

 Includes the free translation of a letter sent by Sociedad Quimica y Minera de
             Chile S.A. to its shareholders on September 24, 2003.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)


                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)


                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
           (Address and phone number of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F   x                  Form 40-F
                        -----                          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                             No   x  .
                        -----                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                                                    Santiago, September 24, 2003
Mr. Shareholder of
Sociedad Quimica
y Minera de Chile S.A.

Dear Mr. Shareholder.

We hereby enclose a copy of the Essential Issue that Sociedad Quimica y Minera de Chile S.A. ("SQM") filed before the Superintendency of Securities and Insurance and other pertinent organizations on August 27, 2003 and which we believe it is self explanatory.

In that sense and updating the information referred to in the said Essential Issue, we hereby inform that the two independent evaluators -Mr. Carlos Antonio Diaz Vergara and Optimiza Asesores Consultores de Empresas Limitada- have recently issued their respective reports regarding the "purchase of the total shares of PCS Yumbes S.C.M.", and that, in accordance with article 44 of Law Number 18.046 or "Open Stock Corporations Law", these reports are currently available for inspection by SQM's shareholders -at SQM's corporate offices located at El Trovador Number 4285, 6th floor, Las Condes, Santiago- from Wednesday, September 24, 2003 and for a period of 20 business days that ends on Thursday, October 16 of this year, both days included.

The above information is hereby submitted in compliance with article 44 of the Law Number 18.046.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,

                     Sociedad Quimica y Minera de Chile S.A.



                         Conf: /s/ Patricio Contesse G.
                              -------------------------
                              Patricio Contesse G.
                             Chief Executive Officer


Cc:      Santiago Chamber of Commerce Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         Members of the Board of SQM
         Superintendency of Securities and Insurance
         The Bank of New York


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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                       Santiago, August 27, 2003

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449
Santiago

                                                                 Essential Issue
                                                                 ---------------

Dear Mr. Superintendent.


We hereby inform you that on August 26, 2003, the Board of Directors of Sociedad Quimica y Minera de Chile S.A. (SQM) agreed, with the abstention of the Directors Wayne Brownlee and Jose Maria Eyzaguirre, to authorize SQM to subscribe an "Option Contract" with Inversiones PCS Chile Limitada (IPCL) and 628550 Saskatchewan Ltd. (SL) -both companies affiliates of Potash Corporation of Saskatchewan Inc., an important shareholder at SQM- that grants SQM the right to purchase, within a time frame that will not exceed December 31, 2004, all of the shares of the Chilean company PCS Yumbes S.C.M. (PCS Yumbes), which is fully owned by IPCL and SL.

PCS Yumbes main assets are located in the Taltal County, Second Region, and produce potassium nitrate and iodine.

The price of the option is US$1,700,000 and must be exercised prior to January 13, 2004. That amount, in the event that SQM exercises the option, shall form part of the US$35,000,000 mentioned in the following paragraph or, in the event SQM does not exercise the option, shall be paid by SQM to IPCL and SL at pro rata of their respective ownership in PCS Yumbes.

The final price for the purchase of the total shares of PCS Yumbes will be US$35,000,000. That amount might be subject to certain upward or downward adjustments on the date of subscription of the Purchase Agreement for the total shares of PCS Yumbes. The Purchase Agreement shall include all of the assets, mining concessions, water rights and other assets of PCS Yumbes and shall exclude PCS Yumbes total liabilities and contractual obligations.

Additionally, and in light of the above, the members of the Board unanimously agreed, with the abstention of the Directors Messrs. Wayne Brownlee and Jose Maria Eyzaguirre, to appoint Optimiza Asesores Consultores de Empresas Limitada and Mr. Carlos Antonio Diaz Vergara -Dean of the School of Economic Sciences of the Universidad de Los Andes- to perform their duties as Independent Evaluators -and specifically with that related to the PCS Yumbes Purchase Agreement that the parties have incorporated as an annex to the Option Contract previously mentioned- in compliance with article 44 of Law Number 18.046.

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We inform you the above as an essential issue and in compliance with articles 9 and 10 of Law Number 18.045, and article 44 of Law Number 18.046. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,





                     Sociedad Quimica y Minera de Chile S.A.


                         Conf: /s/ Patricio Contesse G.
                              -------------------------
                              Patricio Contesse G.
                             Chief Executive Officer



Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                ---------------------
                                Ricardo Ramos R.
                             Chief Financial Officer




                            Date: September 24, 2003